UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 17, 2015

Commission File Number: 333-177693

Reynolds Group Holdings Limited
(Translation of registrant's name into English)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Information Related to Previously Announced Sale of SIG Combibloc

In connection with the previously announced sale of its SIG Combibloc business (the “SIG Disposition”), Reynolds Group Holdings Limited (together with its subsidiaries, the “Company”, “we”, “us” and “our”) anticipates using all of the currently estimated net proceeds of $4.150 billion to be received at the closing of the SIG Disposition to repay, redeem or otherwise retire a portion of its senior indebtedness. The Company currently expects to repay, redeem or otherwise retire at least $1.9 billion of its senior secured indebtedness. Remaining net proceeds are expected to be used to repay, redeem or otherwise retire senior unsecured indebtedness.

The Company is seeking an amendment to the credit agreement governing its senior secured term loan facility pursuant to which, among other things, a pro rata portion of the net proceeds from the SIG Disposition would not be required to be used to prepay the term loans and the margin on the term loans would be increased upon the receipt of such net proceeds. There can be no assurance as to the outcome of the amendment process or whether the Company will receive the requisite consents required for the amendment to the credit agreement to apply to all of the term loan lenders.

Preliminary Results for Full Year ended December 31, 2014

The Company is furnishing an investor presentation related to certain anticipated financial results for the year ended December 31, 2014. A copy of the presentation is furnished as Exhibit 1 to this report.

The estimated results for the full-year ended December 31, 2014 are based on preliminary data and management’s estimates, and the actual results may be materially different from these estimated results. These estimated results are preliminary, unaudited and subject to completion, reflect management’s current views and may change as a result of management’s review of results and other factors. The Company’s independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to these estimated results and does not express any opinion or other form of assurance with respect thereto.

Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description
1	Investor Presentation

Forward-Looking Statements:

This report may include statements that are, or may be deemed to be, “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements regarding our goals, beliefs, plans or current expectations, including the estimated net proceeds from the SIG Disposition, our expected use of such net proceeds, and our ability to complete the SIG Disposition, taking into account the information currently available to our management. Forward-looking statements are not statements of historical fact. For example, when we use words such as “believe,” “anticipate,” “expect,” “estimate,” “plan,” “intend,” “should,” “would,” “could,” “may,” “might,” “will” or other words that convey uncertainty of future events or outcomes, we are making forward-looking statements. We have based these forward-looking statements on our management’s current view with respect to future events and financial performance and future business and economic conditions more generally. These views reflect the best judgment of our management, but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates and the projections reflected in the forward-looking statements are reasonable, such estimates and projections may prove to be incorrect, and our actual results may differ from those described in our forward-looking statements as a result of the following risks, uncertainties and assumptions, among others: risks related to strategic transactions, including completed and future acquisitions and dispositions, such as the risks that we may be unable to complete an acquisition or disposition, such as the SIG Disposition, in the timeframe anticipated, on its original terms, or at all, or that we may not be able to achieve some or all of the benefits that we expect to achieve from such transactions, including risks related to integration of our acquired businesses; risks related to the future costs of raw materials, energy and freight; risks related to economic downturns in our target markets; risks related to changes in consumer lifestyle, eating habits, nutritional preferences and health-related and environmental concerns that may harm our business and financial performance; risks related to complying with environmental, health and safety laws or as a result of satisfying any liability or obligation imposed under such laws; risks related to the impact of a loss of any of our key manufacturing facilities; risks related to our exposure to environmental liabilities and potential changes in legislation or regulation; risks related to our dependence on key management and other highly skilled personnel; risks related to the consolidation of our customer bases, competition and pricing pressure; risks related to exchange rate fluctuations; risks related to dependence on the protection of our intellectual property and the development of new products; risks related to our pension plans; risks related to our hedging activities which may result in significant losses and in period-to-period earnings volatility; risks related to our suppliers of raw materials and any interruption in our supply of raw materials; risks related to our substantial indebtedness and our ability to service our current and future indebtedness; risks related to increases in interest rates which would increase the cost of servicing our debt; and risks related to restrictive covenants in certain of our outstanding notes and our other indebtedness which could adversely affect our business by limiting our operating and strategic flexibility.

New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reynolds Group Holdings Limited
(Registrant)

/s/ Joseph E. Doyle
Joseph E. Doyle
Group Legal Counsel
February 17, 2015

Exhibit Index

Exhibit No.	Description
1	Investor Presentation